SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

January 23, 2007

Commission File Number: 000-30735

Rediff.com India Limited

(Translation of registrant's name into English)

1st Floor, Mahalaxmi Engineering Estate, L.J. First Cross Road

Mahim (West), Mumbai 400 016

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-(b) under the Securities Exchange Act of 1934.)

Yes	No	X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82- .)

On January 23, 2007, Rediff.com India Limited (“Rediff.com”) issued a press release announcing its financial results for the second fiscal quarter ended December 31, 2006. A copy of the related press release is attached hereto as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 23, 2007	Rediff.com India Limited
(Registrant)

By:	/s/ Joy Basu
Name:	Joy Basu
Title:	Chief Financial Officer

EXHIBIT NO.	DESCRIPTION

99.1	Press release issued by the registrant dated January 23, 2007.

Exhibit 99.1

Rediff.Com Reports Results For The Third Quarter

Ended December 31, 2006

Mumbai, India, January 23, 2007.

Rediff.com India Limited (NASDAQ: REDF), one of the leading worldwide online providers of news, information, communication, entertainment and shopping services to Indians worldwide, today announced its financial results for the third fiscal quarter ended December 31, 2006.

Financial Highlights (all comparisons are with the same quarter from the previous fiscal year)

•	Revenues for the quarter ended December 31, 2006 totaled US$ 7.75 million, an increase of 54% over revenues from the quarter ended December 31, 2005.
•	India Online revenues for the quarter ended December 31, 2006 grew by 80% to US$ 5.69 million compared to India Online revenues for the quarter ended December 31, 2005.
•	US Publishing revenues for the quarter ended December 31, 2006 increased by 11% to US$ 2.06 million compared to US Publishing revenues for the quarter ended December 31, 2005.
•	Gross Margins increased to 82% for the quarter ended December 31, 2006, compared to 75% for the quarter ended December 31, 2005.
•	Operating EBITDA increased to US$ 1.82 million for the quarter ended December 31, 2006 as compared to US$ 0.96 million for the quarter ended December 31, 2005.
•

Net income for the quarter ended December 31, 2006 was US$ 1.51 million, or 5.20 cents per ADS, compared to a net income of US$0.32 million, or 1.23 cents per ADS, for the quarter ended December 31, 2005.

•	Registered users grew to 50.66 million as of December 31, 2006, a 23% increase over the number of registered users as of December 31, 2005.

Online advertising continues to drive growth for the Company. Revenues from the India Online advertising business grew by 103% for the quarter ended December 31, 2006 compared to the same quarter in the prior fiscal year. Highlights and trends for the India Online advertising business are:

1.

The number of companies advertising on Rediff’s website for the quarter ended December 31, 2006 totaled approximately 163, an increase of 7% over the number of advertisers during the same period in the prior fiscal year.

2.

The following industry categories accounted for 70% of the Company’s advertising revenues for the quarter ended December 31, 2006: Employment, Finance, Online Shopping, Matrimonial, IT products and Travel.

3.

For the quarter ended December 31, 2006, the top 10 advertisers contributed approximately 62% of advertising revenue for the India Online business, compared to 50% during the same period in the prior fiscal year.

4.	A significant increase in the share of performance-based advertising, for the quarter ended December 31, 2006 compared to the same period in the prior fiscal year. The Company

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continues to further develop its content sensing technology which matches advertising content with user needs.

Product Innovation

The Union Minister of Communication and Information Technology has declared 2007 as the “year of broadband and PC penetration”. The Indian Department of Telecom has already announced broadband speed upgrades for the subscribers of two of India’s leading telecom service providers. These subscribers can avail of broadband speed enhancements from 256 Kbps to 2 Mbps at existing rates.

Rediff continues to invest in the development of services that it believes will meet the needs of a growing Internet consumer base.

•

During the quarter ended December 31, 2006 Rediff introduced several new products and improved features for its local search product offerings that cover leading search categories. These product innovations include:

a)

The launch of a finance channel, Rediff Moneywise, which also provides users a search facility and real time data on stocks and mutual fund prices. Users can create portfolios and track performance online. Response to this new service has been encouraging.

b)

Introduction of 'Access Mails Anywhere' functionality for its flagship email service, Rediffmail. The new functionality enables mobile phone users to configure their Rediffmail account with their mobile phone and access their Inbox and respond to emails from their mobile phones. This makes Rediffmail available to a large base of mobile subscribers.

c)

Enhancement of its popular editorial content channel, Get Ahead, with the integration of a forum for questions and answers. This new social media platform allows users to post questions and answers on various issues, and vote for the most relevant answers, within a community environment. Prolific users of this platform are rated using a point system.

d)	Extending Fare Search, a travel related search offering for users, with a Hotel Search facility that allows users to search for hotel accommodation across 250 Indian cities.
e)	Users of the Company’s locally relevant Image Search can now share images thereby enabling greater community building.
•	Rediff also launched a downloadable client of its VoIP-enabled Instant Messenger, Rediff Bol, on Symbian OS mobiles. Early adoption of this feature has been encouraging.
•

Rediff Classifieds, the company’s performance-based ad platform that allows small advertisers to benefit from online advertising, further consolidated it’s position as a leading online classifieds channel in India. As of December 31, 2006, Rediff Classifieds ad listing grew to over 500,000 ads, representing a 150% growth in the number of ads listed, over the prior quarter ended September 30, 2006. During the quarter, the Company also entered into a strategic alliance with India’s leading Yellow Pages publisher, Infomedia.

Strategic Investment

The Company invested in a minority stake in a local software development company, Tachyon Technologies during the quarter ended December 31, 2006. Tachyon has developed a product that enables online users to use a predictive text input feature that transliterates phonetically typed words into a number of Indian languages.

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“Product innovation based on our users’ insights will remain a key focus area, in order to meet users’ needs and capitalize on a growing user base. We are happy that the Indian Ministry of Information Technology is taking steps to drive growth of the Indian internet user base,” said Ajit Balakrishnan, Chairman and CEO, Rediff.com India Limited. “We shall also focus on forging alliances that complement our strengths and enhance value for our users.”

Financial Results

Revenues

Revenues for the quarter ended December 31, 2006 increased by 54% to US$ 7.75 million, as compared to US$5.02 million in the same quarter last fiscal year.

Revenues from India Online, which comprised online advertising and fee-based services, increased by 80% to US$ 5.69 million during the quarter ended December 31, 2006 compared to US$3.16 million during the same quarter last fiscal year.

Revenues from US Publishing for the quarter ended December 31, 2006 increased by 11% to US$ 2.06 million from US$ 1.86 million during the quarter ended December 31, 2005.

Gross Margin

Gross Margin for the quarter ended December 31, 2006 increased to US$6.34 million, or 82%, compared to US$ 3.77 million, or 75%, during the same quarter last fiscal year.

Operating Expenses

Operating expenses increased by 61% to US$ 4.52 million for the quarter ended December 31, 2006, compared to US$2.80 million for the same quarter last fiscal year, primarily due to higher advertising, marketing and product development costs. Operating expenses for the current quarter included a charge of US$0.44 million on account of stock-based compensation cost accounted for in accordance with SFAS 123 R.

Operating EBITDA

Operating EBITDA increased to US$1.82 million for the quarter ended December 31, 2006 as compared to an Operating EBITDA of US$0.96 million for the corresponding quarter last fiscal year.

Depreciation, Interest Income and Foreign Exchange

Depreciation expenses increased to US$0.76 million for the quarter ended December 31, 2006 compared to US$0.35 million for the same quarter last fiscal year.

A majority of the Company’s cash balances are held in fixed deposits with banks. These deposits contributed to an increase in interest income to US$0.94 million during the fiscal quarter ended December 31, 2006, compared to US$0.38 million during the same quarter last fiscal year. There was also a foreign exchange loss of US$0.49 million during the same quarter arising from the conversion of deposits and other balances held US Dollars into the company’s functional currency (the Indian Rupee) for financial reporting purposes due to the strengthening of the Indian Rupee against the US Dollar.

Net Income

Net Income for the quarter ended December 31, 2006 was US$1.51 million, or 5.20cents per ADS, compared to a net income of US$0.32 million, or 1.23 cents per ADS, for the same quarter last fiscal year.

Total cash and cash equivalents and short term deposits with banks as of December 31, 2006 was approximately US$ 53.18 million.

About Rediff.com

Rediff.com (NASDAQ: REDF) is one of the premier worldwide online providers of news, information, communication, entertainment and shopping services to Indians worldwide. Rediff.com provides a

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platform for Indians worldwide to connect with one another online. Founded in 1996, Rediff.com is headquartered in Mumbai, India with offices in New Delhi and New York, USA.

Safe Harbor

Except for historical information and discussions contained herein, statements included in this release may constitute “forward-looking statements.” These statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those that may be projected by these forward looking statements. These risks and uncertainties include but are not limited to the slowdown in the U.S. and Indian economies and in the sectors in which our clients are based, the slowdown in the Internet and IT sectors world-wide, competition, success of our past and future acquisitions, attracting, recruiting and retaining highly skilled employees, technology, legal and regulatory policy, managing risks associated with customer products, the wide spread acceptance of the Internet as well as other risks detailed in the reports filed by Rediff.com India Limited with the U.S. Securities and Exchange Commission. Rediff.com India Limited and its subsidiaries may, from time to time, make additional written and oral forward-looking statements, including statements contained in its filings with the Securities and Exchange Commission and its reports to shareholders. Rediff.com India Limited does not undertake to update any forward-looking statement that may be made from time to time by it or on its behalf.

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STATEMENT OF OPERATIONS

Quarter Ended December 31, 2006

All figures are in US$ million, except for per ADS and ADS outstanding figures

	Quarter ended December 31,
	2006	2005
	(Unaudited)	(Unaudited)

Revenues
India Online	5.69	3.16
US Publishing	2.06	1.86
Total Revenues	7.75	5.02

Cost Of Revenues	(1.41)	(1.26)

Gross Margin	6.34	3.77
Gross Margin %	82%	75%

Operating Expenses *	(4.52)	(2.80)

Operating EBITDA	1.82	0.96

Depreciation	(0.76)	(0.35)
Interest Income	0.94	0.38
Foreign Exchange	(0.48)	(0.66)

Profit before income taxes
	1.52	0.33

Tax	(0.01)	(0.01)

Net Income	1.51	0.32

Net Income per ADS (in US cents)	5.20	1.23
Net Income per ADS (in US cents) diluted	5.05	1.19
Weighted average ADS Outstanding (in millions)
	29.08	26.33
* Stock-based compensation included in operating expenses	0.44	-

Notes

•	Each ADS represents one half of an equity share.

•

The above numbers are subject to audit and while no significant changes are anticipated, an audit could result in adjustments which would result in the audited numbers varying from the numbers set forth above.

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Non-GAAP Measures Note

Operating EBITDA and non-GAAP Operating Expenses are the non-GAAP measures in this press release. These measurements are not recognized under generally accepted accounting principles (“GAAP”).

Operating EBITDA represents income (loss) from operations prior to adjustments for depreciation/ amortization, non-recurring items and other income or expense and tax. However, other companies may calculate operating EBITDA differently. Operating EBITDA is not intended to represent cash flows as defined by generally accepted accounting principles and should not be considered as an indicator of cash flow from operations. We have included information concerning operating EBITDA in this press release because management and our board of directors use it as a measure of our performance. In addition, future investment and capital allocation decisions are based on operating EBITDA. Investors and industry analysts use operating EBITDA to measure the company’s performance to historic results and our peer group. The reconciliation between operating EBITDA and net income (loss), the GAAP measure, is as follows:

RECONCILIATION FROM OPERATING EBITDA TO NET PROFIT/ (LOSS)

(All figures are in US$ million)
	Quarter ended December 31
	2006	2005
	(Unaudited)	(Unaudited)
Operating EBITDA (Non-GAAP)	1.82	0.96

Depreciation	(0.76)	(0.35)

Interest Income	0.94	0.38

Foreign Exchange Gain/ (Loss)	(0.48)	(0.66)

Profit before income taxes	1.52	0.33

Tax	(0.01)	(0.01)

Net Income/ (Loss) (GAAP)	1.51	0.32

Non-GAAP operating expenses represent our operating expenses comprised of sales and marketing, product development and general and administrative expenses net of depreciation and amortization. We have used the non-GAAP operating expense to compute our operating EBITDA. A reconciliation of the GAAP operating expense to non-GAAP operating expense is as follows:

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RECONCILIATION FROM GAAP TO NON-GAAP OPERATING EXPENSES

(Quarter Ended December 31, 2006)

(All figures are in US$ million)
	Quarter Ended
	December 2006	December 2005
	(Unaudited)	(Unaudited)
Operating Expenses (GAAP)	5.28	3.15

Depreciation	(0.76)	(0.35)

Operating Expenses (Non-GAAP)	4.52	2.80

For further details contact:

Debabrata Saha

Investor Relations and Corporate Affairs Contact

Rediff.com India Limited

Email: investor@rediff.co.in

Tel.: +91-22-2444-9144 Extn.: 116

Fax.: +91-22-2444-6837

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